August 26, 2005

Via U.S. Mail

Jean-Cyril Spinetta
Air France - KLM
Chief Executive Officer
2 Rue Robert Esnault-Pelterie 75007
Paris, France

RE:		Air France - KLM
      Form 20-F for fiscal year ended March 31, 2004
      Form 20-F for fiscal year ended March 31, 2005
      Response letter dated April 5, 2005
		File No. 1-32139

Dear Mr. Spinetta:

      We have reviewed the above filings and response letter and have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General -

In your April 5, 2005 response to our prior comment, you discuss the quantitative and qualitative factors you have considered in reaching your conclusions as to the materiality of your indirect interest in
Amadeus SCL and whether that interest poses a material investment risk for your security holders. Among the factors you discuss is that your business and capital raising activity in the U.S. is fairly small when compared with your business and capital raising activity worldwide. Please provide us with some quantitative measure of your business and capital raising activity in the U.S. as compared to your business and capital raising activity worldwide, and the percentage of your equity currently held by U.S. persons.

You also note in your response that all major airlines use Amadeus` reservation system. It appears to the staff that your potential exposure to reputational harm and negative impact on your share value by virtue of Amadeus` interest in Amadeus SCL may differ from that of other airlines because of your ownership interest in Amadeus and indirect ownership interest in Amadeus SCL. Your potential exposure also may differ from that of other companies in which the public may invest that have no contacts with Sudan. In this regard, we note that legislation requiring divestment from, or reporting of interests in, companies that do business with Sudan recently has been proposed in several U.S. states, and has been adopted by Arizona, Illinois, Louisiana, and New Jersey. Please advise us of your view as to the materiality of your indirect interest in Amadeus SCL, and whether that interest poses a material investment risk to your security holders, when considered in light of the foregoing additional factors.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Max Webb
		Assistant Director
		Division of Corporation Finance


		Thomas N. O Neill III
		Linklaters
		By facsimile
		(33) 1 43 59 41 96

Jean-Cyril Spinetta
Air France - KLM
August 26, 2005
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0507

         DIVISION OF
CORPORATION FINANCE